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August 27, 2020

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Anu Dubey, Division of Investment Management

Re:	Virtus Opportunities Trust

File Nos. 033-65137 and 811-7455

Post-Effective Amendment No. 114

Dear Ms. Dubey:

Thank you for your additional telephonic comments on August 26, 2020, regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Opportunities Trust (“Registrant”) with respect to Virtus Rampart Equity Trend Fund (to be renamed Virtus FORT Trend Fund) (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on July 2, 2020. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations for such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) on or about the automatic effectiveness of our previous filing on August 31, 2020.

Comment 1.           In Response 7 of your correspondence filed on August 24, 2020, you state that the Fund does not intend to invest in emerging market securities to the level of a principal strategy, but since the Fund is not constrained with regard to geographic locations of its assets there is a possibility that more than 5% of its assets may be invested in emerging markets. Please add disclosure to the Principal Investment Strategies section of the Fund’s prospectus to explain for investors why Emerging Market Risk is a principal risk of the Fund.

Response 1.           We have added the requested disclosure.

Comment 2.           In Response 19 of your correspondence filed on August 24, 2020, you state that the CDSC on certain redemptions of Class A shares for which a finder’s fee has been paid is only charged on a small number of redemptions. Please add disclosure to help investors determine whether this charge would be applicable to their situations. (See Item 12(a)(2) of Form N-1A.)

Response 2.           We have added the requested disclosure.

Comment 3.           Please add a cross-reference to Appendix A in paragraph 18 of the section “Sales at Net Asset Value” on page 23 (as you have done in paragraph 15 of that section).

Response 3.           We have added the requested disclosure.

If you would like to discuss this response in further detail or if you have any questions, please feel free to contact me at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:	Ralph Summa

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